Exhibit 99.1

March 30, 2015

Mr. Derek Neilson

Endeavour International Corporation

40 Queens Road

Aberdeen AB15 4YE

United Kingdom

Dear Mr. Neilson:

In accordance with your request, we have audited the estimates prepared by Endeavour International Corporation (Endeavour), as of December 31, 2014, of the proved and probable reserves and future revenue to the Endeavour interest in certain oil and gas properties located in the United Kingdom and the United States.  It is our understanding that the proved reserves estimated herein constitute all of the proved reserves owned by Endeavour.  We have examined the estimates with respect to reserves quantities, reserves categorization, future producing rates, future net revenue, and the present value of such future net revenue, using the definitions set forth in U.S. Securities and Exchange Commission (SEC) Regulation S-X Rule 4-10(a).  The estimates of reserves and future revenue have been prepared in accordance with the definitions and regulations of the SEC and, with the exception of the exclusion of future income taxes, conform to the FASB Accounting Standards Codification Topic 932, Extractive Activities—Oil and Gas.  We completed our audit on or about the date of this letter.  This report has been prepared for Endeavour's use in filing with the SEC; in our opinion the assumptions, data, methods, and procedures used in the preparation of this report are appropriate for such purpose.

The following table sets forth Endeavour's estimates of the net reserves and future net revenue, as of December 31, 2014, for the audited properties:

	Net Reserves			Future Net Revenue (M$)
	Oil	NGL	Gas		Present Worth
Country/Category	(MBBL)	(MBBL)	(MMCF)	Total	at 10%

UNITED KINGDOM

Proved Developed Producing	4,734.0	505.4	23,984.9	209,393.8	290,689.8
Proved Developed Non-Producing	503.4	0.9	197.7	15,555.2	14,802.0
Proved Undeveloped	219.5	0.0	0.0	5,293.5	4,609.9
Total Proved	5,457.0	506.3	24,182.6	230,242.5	310,101.7

Probable Developed	6,670.5	36.6	4,275.5	312,406.7	269,429.9
Probable Undeveloped	7,145.7	538.7	24,813.4	424,687.5	271,659.4
Total Probable	13,816.2	575.3	29,089.0	737,094.1	541,089.2

UNITED STATES

Proved Developed Producing	1.9	0.0	7,227.5	19,258.0	12,620.4
Proved Developed Non-Producing	72.9	0.0	4,229.0	13,393.7	10,217.7
Proved Undeveloped	0.0	0.0	1,598.9	3,131.2	1,970.7
Total Proved	74.8	0.0	13,055.4	35,782.9	24,808.8

Probable Developed	90.8	0.0	2,696.4	13,875.3	7,650.4
Probable Undeveloped	0.0	0.0	35,331.7	54,996.8	17,125.6
Total Probable	90.8	0.0	38,028.1	68,872.1	24,775.9
ALL PROPERTIES

Proved Developed Producing	4,735.9	505.4	31,212.4	228,651.7	303,310.2
Proved Developed Non-Producing	576.4	0.9	4,426.7	28,948.9	25,019.8
Proved Undeveloped	219.5	0.0	1,598.9	8,424.7	6,580.6
Total Proved	5,531.8	506.3	37,238.0	266,025.3	334,910.5

Probable Developed	6,761.3	36.6	6,971.9	326,282.0	277,080.3
Probable Undeveloped	7,145.7	538.7	60,145.2	479,684.2	288,784.9
Total Probable	13,907.0	575.3	67,117.1	805,966.2	565,865.2

Totals may not add because of rounding.

The oil volumes shown include crude oil and condensate.  Oil and natural gas liquids (NGL) volumes are expressed in thousands of barrels (MMBL); a barrel is equivalent to 42 United States gallons.  Gas volumes are expressed in millions of cubic feet (MMCF) at standard temperature and pressure bases.  Monetary values shown in this report are expressed in United States dollars ($) or thousands of United States dollars (M$) using the 12‑month unweighted arithmetic average of the first-day-of-the-month U.S. Federal Reserve exchange rate for each month in the period January through December 2014 of $1.654 to 1.000 British pound sterling.

When compared on a field-by-field basis, some of the estimates of Endeavour are greater and some are less than the estimates of Netherland, Sewell & Associates, Inc. (NSAI).  However, in our opinion the estimates of Endeavour's proved and probable reserves and future revenue shown herein are, in the aggregate, reasonable and have been prepared in accordance with the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information promulgated by the Society of Petroleum Engineers (SPE Standards).  Additionally, these estimates are within the recommended 10 percent tolerance threshold set forth in the SPE Standards.  We are satisfied with the methods and procedures used by Endeavour in preparing the December 31, 2014, estimates of reserves and future revenue, and we saw nothing of an unusual nature that would cause us to take exception with the estimates, in the aggregate, as prepared by Endeavour.

The estimates shown herein are for proved and probable reserves.  Endeavour's estimates do not include possible reserves that exist for these properties, nor do they include any value for undeveloped acreage beyond those tracts for which undeveloped reserves have been estimated.  Reserves categorization conveys the relative degree of certainty; reserves subcategorization is based on development and production status.  The estimates of reserves and future revenue included herein have not been adjusted for risk.

Oil and NGL prices used by Endeavour are based on the 12-month unweighted arithmetic average of the first-day-of-the-month price for each month in the period January through December 2014.  The average Dated Brent price of $101.27 per barrel is used for the United Kingdom properties, and the average West Texas Intermediate spot price of $94.99 per barrel is used for the United States properties.  These average prices are adjusted for quality, transportation fees, and market differentials.  Oil and NGL prices are held constant throughout the lives of the properties.  For the proved reserves, the average adjusted product prices weighted by production over the remaining lives of the properties are $98.53 per barrel of oil and $85.88 per barrel of NGL.

Gas prices used by Endeavour are based on the 12-month unweighted arithmetic average of the first-day-of-the-month price for each month in the period January through December 2014.  The average National Balancing Point spot price of 50.20 pence per therm (equivalent to $8.303 per MMBTU) is used for the United Kingdom properties, and the average Henry Hub spot price of $4.350 per MMBTU is used for the United States properties.  These average prices are adjusted for energy content, transportation fees, and market differentials.  Gas prices are held constant throughout the lives of the properties.  For the proved reserves, the average adjusted gas price weighted by production over the remaining lives of the properties is $6.453 per MCF.

Operating costs used by Endeavour are based on historical operating expense records.  These costs include the overhead expenses allowed under joint operating agreements along with estimates of costs to be incurred at and below the district and field levels.  Headquarters general and administrative overhead expenses of Endeavour are included to the extent that they are covered under joint operating agreements for the operated properties.  Operating costs have been divided into field-level costs, per-well costs, and per-unit-of-production costs.  The field-level costs are allocated by well based on the proportionate share of total proved reserves.  Estimates of proved developed producing reserves and revenue are consequently dependent upon completion of the proved drilling and workover programs scheduled by Endeavour.  Capital costs used by Endeavour are based on business development plans and budgets presented in technical committee meetings.   Capital costs are included as required for workovers, new development wells, and production equipment.  Abandonment costs used are Endeavour's estimates of the costs to abandon the wells, platforms, and production facilities, net of any salvage value.  Operating, capital, and abandonment costs are not escalated for inflation.

The reserves shown in this report are estimates only and should not be construed as exact quantities.  Proved reserves are those quantities of oil and gas which, by analysis of engineering and geoscience data, can be estimated with reasonable certainty to be economically producible; probable and possible reserves are those additional reserves which are sequentially less certain to be recovered than proved reserves.  Estimates of reserves may increase or decrease as a result of market conditions, future operations, changes in regulations, or actual reservoir performance.  In addition to the primary economic assumptions discussed herein, estimates of Endeavour and NSAI are based on certain assumptions including, but not limited to, that the properties will be developed consistent with current development plans as provided to us by Endeavour, that the properties will be operated in a prudent manner, that no governmental regulations or controls will be put in place that would impact the ability of the interest owner to recover the reserves, and that projections of future production will prove consistent with actual performance.  If the reserves are recovered, the revenues therefrom and the costs related thereto could be more or less than the estimated amounts.  Because of governmental policies and uncertainties of supply and demand, the sales rates, prices received for the reserves, and costs incurred in recovering such reserves may vary from assumptions made while preparing these estimates.

It should be understood that our audit does not constitute a complete reserves study of the audited oil and gas properties.  Our audit consisted primarily of substantive testing, wherein we conducted a detailed review of all properties.  In the conduct of our audit, we have not independently verified the accuracy and completeness of information and data furnished by Endeavour with respect to ownership interests, oil and gas production, well test data, historical costs of operation and development, product prices, or any agreements relating to current and future operations of the properties and sales of production.  However, if in the course of our examination something came to our attention that brought into question the validity or sufficiency of any such information or data, we did not rely on such information or data until we had satisfactorily resolved our questions relating thereto or had independently verified such information or data.  Our audit did not include a review of Endeavour's overall reserves management processes and practices.

We used standard engineering and geoscience methods, or a combination of methods, including performance analysis, volumetric analysis, analogy, and reservoir modeling, that we considered to be appropriate and necessary to establish the conclusions set forth herein.  As in all aspects of oil and gas evaluation, there are uncertainties inherent in the interpretation of engineering and geoscience data; therefore, our conclusions necessarily represent only informed professional judgment.

Supporting data documenting this audit, along with data provided by Endeavour, are on file in our office.  The technical persons primarily responsible for conducting this audit meet the requirements regarding qualifications, independence, objectivity, and confidentiality set forth in the SPE Standards.  Derek F. Newton, a Licensed Professional Engineer in the State of Texas, has been practicing consulting petroleum engineering at NSAI since 1997 and has over 14 years of prior industry experience.  David E. Nice, a Licensed Professional Geoscientist in the State of Texas, has been practicing consulting petroleum geoscience at NSAI since 1998 and has over 13 years of prior industry experience.  We are independent petroleum engineers, geologists, geophysicists, and petrophysicists; we do not own an interest in these properties nor are we employed on a contingent basis.

Sincerely,
NETHERLAND, SEWELL & ASSOCIATES, INC.
Texas Registered Engineering Firm F-2699

/s/ C.H. (Scott) Rees III
By:
C.H. (Scott) Rees III, P.E.
Chairman and Chief Executive Officer

	/s/ Derek F. Newton	/s/ David E. Nice
By:		By:
	Derek F. Newton, P.E. 97689	David E. Nice, P.G. 346
	Vice President	Vice President

Date Signed: March 30, 2015		Date Signed: March 30, 2015

DFN:BLA